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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549



                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                            WYMAN-GORDON COMPANY
    (Exact name of registrant as specified in its charter)


         MASSACHUSETTS                    04-1992780
(State or other jurisdiction           (I.R.S. Employer
incorporation or organization)         Identification No.)


         244 WORCESTER STREET, NO. GRAFTON, MASSACHUSETTS 01536-8001
            (Address of principal executive offices and zip code)


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]


Securities to be registered pursuant to Section 12(b) of the Act:

                                                                           NAME OF EACH EXCHANGE
   TITLE OF EACH CLASS                ON WHICH EACH CLASS IS
   TO BE SO REGISTERED                    TO BE REGISTERED
Common Stock                       New York Stock Exchange, Inc.
Preferred Stock Purchase Rights    New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

                                    NONE




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ITEM 1.   DESCRIPTION OF REGISTRANT S SECURITIES TO BE
          REGISTERED.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Wyman-Gordon Company, a Massachusetts Corporation (the "Company") consists of 70,000,000 shares of common stock, par value $1.00 per share (the "Common Stock"), and 5,000,000 shares of undesignated preferred stock, no par value (the "Preferred Stock"), which Preferred Stock is issuable in one or more series by the Board of Directors.

COMMON STOCK

     VOTING

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights. The Company is subject to the provisions of Chapter 156B, Section 50A of the Massachusetts General Law, pursuant to which the Board of Directors of the Company is divided into three classes in respect of term of office, each class to contain as near as may be one-third of the whole number of the Board. At each annual meeting of stockholders, one class of directors is elected to serve until the annual meeting of stockholders held three years next following and until their successors are elected and qualify.

     DIVIDENDS

     The holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefor and subject to the prior dividend rights of holders of any shares of Preferred Stock which may be outstanding.

     LIQUIDATION; DISSOLUTION

     Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive on a pro rata basis the remaining assets of the Company available for distribution.

     OTHER RIGHTS OF COMMON STOCK

     Holders of shares of Common Stock have no preemptive or other subscription rights, and there are no conversion rights of redemption or sinking fund provisions with respect to such shares. The outstanding shares of Common Stock are fully paid and nonassessable.



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PREFERRED STOCK PURCHASE RIGHTS

     On October 21, 1998 the Board of Directors of the Company adopted a Shareholder Rights Agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock to stockholders of record as of the close of business on November 30, 1998 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one ten-thousandth of a share (a "Unit") of Series B Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a cash exercise price of $75.00 per Unit (the "Exercise Price"), subject to adjustment.

     Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earliest of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock or (iii) the determination by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date").

     Notwithstanding the foregoing, Cooper Industries, Inc. ("Cooper") and its affiliates and associates (the "Cooper Group") shall not be deemed to be an Acquiring Person so long as the Cooper Group owns at least 10% or more of the outstanding shares of the Company s Common Stock and the Cooper Group does not acquire ownership of any shares of the Company s Common Stock in a manner prohibited by the Investment Agreement between the Company and Cooper, dated January 10, 1994.

     The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, that
(a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to

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repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders, but for the actions and possible actions of such person, would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing, or is reasonably likely to cause, a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company s ability to maintain its competitive position) on the business or prospects of the Company. No delay or failure by the Board of Directors to declare a person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such persons as the Board of Directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 30, 2008 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person, an Adverse Person or their associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event
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that, at any time following the Stock Acquisition Date, (i) the
Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Rights Agreement) become null and void.

     At any time after a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

     The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Series B Preferred Stock on the last trading date prior to the date of exercise.

     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (i) the date on which a person is declared to be an Adverse Person, (ii) the time

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at which any person becomes an Acquiring Person, or (iii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     The Rights Agreement may be amended by the Board of Directors in its sole discretion until the earliest to occur of (i) the time at which any person becomes an Acquiring Person or (ii) the date on which a person is declared to be an Adverse Person. After such time or date, as the case may be, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates). In addition, the Board of Directors may at any time prior to the earliest to occur of (i) the time at which any person becomes an Acquiring Person or (ii) the date on which a person is declared to be an Adverse Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

CERTAIN PROVISIONS OF ARTICLES AND BYLAWS

     GENERAL

     A number of provisions of the Company's Restated Articles of Organization (the "Articles") and Amended and Restated Bylaws (the "Bylaws") concern matters of corporate governance and the rights of stockholders. Certain of these provisions may discourage or make more difficult a merger, tender offer or proxy contest and could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such event could be favorable to the interests of stockholders.

     PREFERRED STOCK

     Under the Company's Articles, the Company is authorized to issue up to 5,000,000 shares of Preferred Stock which the Board of Directors may issue from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend


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rights, conversion rights, voting rights, terms of redemption, redemption price or prices, and liquidation preferences of any series of Preferred Stock and to fix the number of shares of any such series without any further vote or action by the stockholders.

     MEETING OF STOCKHOLDERS

     The Company's Bylaws provide that a special meeting of stockholders may be called only by the Board of Directors or by the holders of 66 2/3% or more of the outstanding shares of Common Stock. The Company's Bylaws also provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting. In addition, the Company's Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

     FAIR PRICE PROVISIONS

     The Company's Articles contain a "fair price" provision which requires an affirmative vote of at least 85% of the Company's outstanding Common Stock (including shares held by the "interested stockholder") to approve a "business combination" (generally any merger, consolidation, liquidation, recapitalization or sale of significant assets) between the Company and an "interested stockholder" if certain specified fair price criteria and procedural requirements are not satisfied, unless the transaction is approved by two-thirds of the "continuing directors" (generally, directors not affiliated with the "interested stockholder" who were directors prior to the time that such stockholder became an "interested stockholder"). If such fair price criteria and procedural requirements are satisfied or two-thirds of the "continuing directors" approve the "business combination," the affirmative vote of 66 2/3% of the outstanding Common Stock of the Company is required to approve the transaction. The Company's Articles define an "interested stockholder" as an entity which owns, or has announced an intention to acquire, 10% of the outstanding voting securities of the Company.


ITEM 2.   EXHIBITS

     The Common Stock and the Preferred Stock Purchase Rights described herein are to be registered on the New York Stock
Exchange, on which no other securities of the Company are registered. All exhibits required in accordance with the Instructions to Item 2 of this Form 8-A have been duly filed with the New York Stock Exchange. Accordingly, no exhibits are required to be filed herewith.





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                                 SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              WYMAN-GORDON COMPANY




Date:    12/04/98             By:  /S/WALLACE F. WHITNEY, JR.
                                   Wallace F. Whitney, Jr.
                                   Vice President








































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